SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

AMERICAN TOWER CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.25% Convertible Notes Due 2009

(Title of Class of Securities)

029912 AD4 and 029912 AC6

(CUSIP Numbers of Class of Securities)

William H. Hess, Esq.

Executive Vice President, General Counsel and Secretary

American Tower Corporation

116 Huntington Avenue

Boston, Massachusetts 02116

(617) 375-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Matthew J. Gardella, Esq.

Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

Telephone: (617) 239-0100

Fax: (617) 227-4420

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 is the final amendment to the Tender Offer Statement on Schedule TO filed by American Tower Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on September 22, 2003, and amended on October 10, 2003 (the “Schedule TO”), and reports the final results of the offer by the Company to repurchase for cash the 2.25% Convertible Notes due 2009 issued by the Company on October 4, 1999 (the “Securities”), upon the terms and subject to the conditions set forth in (1) the Indenture, dated as of October 4, 1999 (the “Indenture”), between the Company and The Bank of New York, as Trustee, (2) the Issuer Repurchase Notice to Holders of American Tower Corporation 2.25% Convertible Notes Due 2009, dated September 22, 2003, as amended on October 10, 2003, and filed as Exhibit (a)(1)(A) (the “Issuer Repurchase Notice”), (3) the Securities and (4) the related offer materials filed as Exhibits (a)(1)(B) to (d)(1) to the Schedule TO (which Issuer Repurchase Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Offer”).

RESULTS OF TENDER OFFER

The Offer expired at 5:00 p.m., New York City time, on Wednesday, October 22, 2003. The period during which holders had to submit their Securities in accordance with guaranteed delivery procedures expired Monday, October 27, 2003. Pursuant to the Offer, $104,889,000 in aggregate principal amount at maturity of the Securities ($84,218,525 million accreted value) was validly tendered and not withdrawn prior to the expiration of the Offer, all of which was accepted for payment in cash by the Company. Following the Offer, $55,000 in aggregate principal amount at maturity of the Securities remained outstanding. The repurchase price for the Securities was $802.93 per $1,000 principal amount at maturity. The aggregate repurchase price for all Securities validly surrendered for repurchase and not withdrawn was $84,218,525. Payment of the Securities was made with cash on hand from the Company’s restricted cash and investments account.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

AMERICAN TOWER CORPORATION

/S/ WILLIAM H. HESS

William H. Hess Executive Vice President, General Counsel and Secretary

Date: October 28, 2003

3